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Exhibit 4.7

PENGROWTH ENERGY TRUST

RECONCILIATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OF PENGROWTH ENERGY TRUST FOR THE THREE MONTHS ENDED
MARCH 31, 2003 TO UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES

       The financial statements included in Pengrowth Energy Trust's 2002 Annual Report have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which in most respects conforms to generally accepted accounting principles in the United States ("U.S. GAAP").

       The significant differences between those principles as they apply to Pengrowth Energy Trust ("Pengrowth") are as follows:

  (a)
  As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, this "ceiling test" is calculated without application of a discount factor. At December 31, 1998 and 1997 the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $328.6 million and $49.8 million, respectively. At March 31, 2003 and December 31, 2002, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

    Where the amount of a ceiling test writedown under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation, and amortization will differ in subsequent years.

  (b)
  Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

  (c)
  Under U.S. GAAP, recognition of compensation cost over the vesting period is required for variable priced stock-based compensation plans such as the Rights Incentive Plan. Compensation cost is based on the excess of the unit price over the exercise price at the date of the financial statements. Application of this provision results in a compensation cost of $118,000 for the period ended March 31, 2003. The Rights Incentive Plan was approved on April 23, 2002 and had no effect on the period ended March 31, 2002.

    APB 25 requires recognition of compensation cost with respect to Stock Appreciation Rights granted to employees. Effective October 12, 2002, all outstanding Stock Appreciation Rights were converted to an equal number of options under the Trust Unit Option Plan. No compensation cost results from application of the above provisions for the period ended March 31, 2002.

  (d)
  Marketable securities held by Pengrowth are classified as available-for-sale in accordance with definitions of Statement of Financial Accounting Standards ("SFAS') 115. Under provisions of this Statement, available-for-sale securities are reported at the fair value, with unrealized holding gains and losses included in comprehensive income and reported as a separate component of unitholders' equity until realized.

  (e)
  SFAS 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

  (f)
  SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" is effective July 1, 2003. Pengrowth has not determined the effect of SFAS 150 on the classification of trust units.

  (g)
  Under U.S. GAAP Pengrowth is required to disclose the estimated fair value of its guarantee under the employee Trust Unit Margin Plan. The maximum amount of the guarantee at March 31, 2003 was $9,514,780, the fair value of which is estimated to be a nominal amount.

  (h)
  In 2003, Pengrowth adopted SFAS 143, "Accounting for Asset Retirement Obligations", which requires the fair value of a liability for an asset retirement obligation to be recorded in the period in which it is incurred and a corresponding increase in the carrying amount of the related long term asset. The standard applies to legal obligations associated with the reclamation and remediation of Pengrowth's property, plant and equipment including abandoning oil and natural gas properties, processing facilities, and site restoration. The change was effective January 1, 2003, and the related cumulative adjustment to net income was an increase of $19,225,000 or $0.21 per unit ($0.21 per unit — diluted). The change resulted in an increase in property, plant and equipment of $48,379,000 and an increase in future site restoration liability of $29,154,000 and an increase to trust unitholders' equity of $19,225,000. There was no impact on Pengrowth's cash flow as a result of adopting SFAS 143.

    The following provides a roll forward of the asset retirement obligations for the current period:

Future site restoration, January 1, 2003	$73,493
Liabilities settled during the period	(550)
Accretion expense	1,470

Future site restoration liability, March 31, 2003	$74,413

    The following table shows the effect of the implementation on the Pengrowth's net income and net income per unit as if SFAS 143 had been effect in prior periods. There was no effect on reported amounts for the period ended March 31, 2002.

	As at and for the years ended December 31
	2001	2002
As reported:
Net income under U.S. GAAP	$110,748	$73,246
Net income per unit under U.S. GAAP
— Basic	$1.56	$0.81
— Diluted	$1.56	$0.81
Pro forma amounts assumed SFAS 143 was applied retroactively:
Net income under U.S. GAAP	$113,783	$81,134
Net income per unit under U.S. GAAP
— Basic	$1.60	$0.90
— Diluted	$1.60	$0.90
Future site restoration liability
— Balance beginning of year	$66,634	$69,927
— End of year	$69,927	$73,493

    Prior to January 1, 2003, U.S. GAAP required the provision for abandonment costs to be recorded as a reduction of capital assets.

  (i)
  SFAS 133, "Accounting for Derivative instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk.

    At March 31, 2003, $4,031,000 has been recorded as an asset in respect of the fair value of crude oil hedges outstanding at period end of which $25,000 has been included in earnings as the ineffective portion of the hedge. Of the asset, $2,176,000 has been classified as current and $1,855,000 has been classified as long term. As at March 31, 2003, $14,777,000 has been recorded as a liability in respect of the fair value of natural gas hedges outstanding at period end with a corresponding decrease in other comprehensive income. Of the liability, $7,403,000 has been classified as current and $7,374,000 has been classified as long term. As at March 31, 2002, $4,708,000 was recorded as a liability in respect of the fair value of crude oil hedges outstanding at period end of which $1,121,000 has been included in earnings as the ineffective portion of the hedge. At March 31, 2002, $1,030,000 was recorded as an asset in respect of the fair value of natural gas hedges outstanding at period end with a corresponding increase in accumulated other comprehensive income.

    At March 31, 2003, $481,000 has been recorded as a liability in respect of the fair value of interest rate swaps outstanding at period end with a corresponding decrease in accumulated other comprehensive income. Of this amount, $618,000 has been classified as a current liability and $137,000 has been classified as a long term asset. As at March 31, 2002, $2,517,000 was recorded as an asset in respect of the fair value of the interest rate swaps outstanding at period end with a corresponding increase in accumulated other comprehensive income.

    At March 31, 2003, an asset of $791,000 has been recorded in respect of the fair value of a foreign exchange swap outstanding at period end with a corresponding increase in accumulated other comprehensive income. Of the asset, $459,000 has been classified as current and $332,000 has been classified as long term. There were no foreign exchange swaps outstanding as at March 31, 2002.

Consolidated Statements of Income

       The application of U.S. GAAP would have the following effect on net income as reported:

       Stated in thousands of Canadian Dollars, except per unit amounts

	Three months ended March 31,
	2002	2003
	(unaudited)
Net income, as reported	$442	$61,050
Adjustments net of tax
Depletion adjustments (a)(h)	6,311	5,539
Compensation cost (c)	—	(118)
Unrealized gain (loss) on oil and gas contracts that do not qualify as hedges (i)	(1,121)	985
Future site restoration adjustment (h)	—	3,099

Net income before cumulative effect of change in Accounting principle under US GAAP	5,632	70,555
Cumulative effect of change in accounting principles (h)	—	19,225

Net income for the period — US GAAP	$5,632	$89,780
Other comprehensive income:
Unrealized gain (loss) on available-for-sale securities (d)(e)	236	(271)
Unrealized hedging gains (e)(i)	2,846	10,364
Unrealized hedging losses (e)(i)	(5,079)	—

Comprehensive income — U.S. GAAP	$3,635	$99,873

Net income before cumulative adjustment per unit U.S. GAAP
— Basic	$0.07	$0.64
— Diluted	$0.07	$0.64
Net income per unit U.S. GAAP
— Basic	$0.07	$0.81
— Diluted	$0.07	$0.81

Consolidated Balance Sheets

       The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

Stated in thousands of Canadian Dollars

December 31, 2002	As Reported	Increase (Decrease)	U.S. GAAP
Assets:
Marketable securities (d)	$1,906	$271	$2,177
Capital assets (a)(h)	1,444,668	(314,280)	1,130,388

		$(314,009)

Liabilities:
Accounts payable and accrued liabilities (c)(i)	$43,092	$960	$44,052
Current portion of unrealized hedging loss (i)	—	14,462	14,462
Long term portion of unrealized hedging loss (i)	—	6,363	6,363
Provision for abandonment costs (h)	44,339	(44,339)	—
Unitholders' equity:
Other comprehensive income (e)(i)	—	(20,554)	(20,554)
Trust Unitholders' Equity (a)	1,053,939	(270,901)	783,038

		$(314,009)

March 31, 2003 (unaudited)
Assets:
Accounts receivable (i)	$61,231	$25	$61,256
Current portion of unrealized hedging gain (i)	—	2,610	2,610
Long term portion of unrealized hedging gain (i)	—	2,324	2,324
Capital assets (a)(h)	1,421,605	(216,023)	1,205,582

		$(211,064)

Liabilities:
Current portion of unrealized hedging loss (i)	$—	$8,021	$8,021
Long term portion of unrealized hedging loss (i)	—	7,374	7,374
Provision for abandonment costs (h)	48,358	26,055	74,413
Unitholders' equity:
Other comprehensive income (e)(i)	—	(10,461)	(10,461)
Trust Unitholders' Equity (a)	1,024,162	(242,053)	782,109

		$(211,064)

Additional disclosures required under U.S. GAAP

       The components of accounts receivable are as follows:

Stated in thousands of Canadian Dollars

	December 31, 2002	March 31, 2003
		(unaudited)
Trade	$35,148	$54,314
Prepaids	5,084	5,495
Other	1,194	1,422

	$41,426	$61,231

       The components of accounts payable and accrued liabilities are as follows:

Stated in thousands of Canadian Dollars

	December 31, 2002	March 31, 2003
		(unaudited)
Accounts payable	$29,806	$30,811
Accrued liabilities	13,286	13,350

	$43,092	$44,161

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PENGROWTH ENERGY TRUST
RECONCILIATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF PENGROWTH ENERGY TRUST FOR THE THREE MONTHS ENDED MARCH 31, 2003 TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES